Exhibit 16.1

February 28, 2019

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated February 25, 2019, of The Simply Good Foods Company and are in agreement with the statements contained in the second sentence of the first paragraph, the second paragraph and the third paragraph of Item 4.01(a) therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the second paragraph therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2018 financial statements.

/s/ Ernst & Young LLP